UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 Form 10-C/A

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                        INTERDEALER QUOTATION SYSTEM

          Filed pursuant to Section 13 or 15(d) of the Securities
         Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder



                                Purepac, Inc.
                 (Exact name of issuer as specified in charter)



                 200 Elmora Avenue, Elizabeth, New Jersey 07207
                   (Address of principal executive offices)



                               (908) 527-9100
              (Issuer's telephone number, including area code)




                 1. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of security:     Common Stock

2.       Number of shares outstanding before the change: 12,615,223

3.       Number of shares outstanding after the change:  15,125,539

4.       Effective date of change:      February 29, 1996

5.       Method of change:      Acquisition
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

         Give brief description of transaction: The Registrant acquired from its majority stockholder, Faulding Holdings Inc. ("Faulding"), all of the capital stock of each of Faulding Puerto Rico, Inc., a Delaware corporation, Faulding Pharmaceutical Co., a Delaware corporation, and Faulding Medical Device Co., a Delaware corporation, each a wholly-owned subsidiary of Faulding (collectively, the "Acquired Companies"), for 2,510,316 shares of the Registrant's Common Stock, subject to adjustment as a result of an audit of the net asset value of the Acquired Companies at February 29, 1996.


                    II.      CHANGE IN NAME OF ISSUER

1.       Name prior to change:  Purepac, Inc.

2.       Name after change:     Faulding Inc.

3.       Effective date of charter amendment changing name: February 29, 1996

4.       Date of shareholder approval of change, if required: February 29, 1996



Date:    March 14, 1996                             /s/Richard F. Moldin
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                                                    Richard F. Moldin
                                                    President and
                                                    Chief Executive Officer